Transformational Therapies for Rare Conditions August 2021 CONFIDENTIAL

Corporate Presentation This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current beliefs, expectations and assumptions of VectivBio Holding AG (the “Company,” “we” or “our”) regarding the future of its business, its future plans and strategies, clinical results, future financial condition and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” or “continue” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the ability of our clinical trials to demonstrate acceptable safety and efficacy of our product candidate; the timing, progress and results of clinical trials for our product candidate, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs; the timing, scope and likelihood of regulatory filings and approvals; our ability to obtain marketing approvals of our product candidate and to meet existing or future regulatory standards or comply with post-approval requirements; our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and net proceeds of this offering; future milestone or royalty payments to our licensing partners or other third- parties, and the expected timing of such payments; our expectations regarding the potential market size and the size of the patient populations for our product candidate, if approved for commercial use; our expectations regarding the potential advantages of our product candidate over existing therapies for SBS-IF and our expectations regarding potential uses of our product candidate to treat other indications; the success of development and commercialization of the CoMET platform; our ability to develop new product candidates using the CoMET platform; developments and projections relating to our competitors and our industry, including competing therapies; the impact of COVID-19 on our business, operations and prospects and on our clinical trials; our potential to enter into new collaborations; our expectations with regard to our ability to develop additional product candidates or leverage our current product candidate for other indications, and our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives; our ability to develop, acquire and advance additional product candidates into, and successfully complete, clinical trials; the commercialization and market acceptance of our product candidate; our marketing and manufacturing capabilities or those of third parties with which we contract; our ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates; estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital; regulatory development in the United States, Europe and other jurisdictions; and other risks described in the “Risk Factors” section of our Registration Statement on Form F-1 declared effective by the Securities and Exchange Commission (SEC) on April 8, 2021 and our other subsequent filings with the SEC. The forward-looking statements in this presentation represent our views as of the date of this presentation. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements. New risk factors and uncertainties may emerge from time to time, and it is not possible to predict all risk factors and uncertainties. We file Current Reports on Form 6-K, Annual Reports on Form 20-F, and other documents with the SEC. You should read these documents for more complete information about us. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the relevant regulatory authorities. They are currently limited by federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. Disclaimer and Forward-Looking Statements 2

Corporate Presentation Building a Fully Integrated Global Rare Disease Company Apraglutide in SBS-IF: an underserved market demanding better products with >$2B potential *Gattex® (teduglutide), known as Revestive® outside the U.S. SBS-IF: Short Bowel Syndrome Intestinal Failure; SOC: Standard of Care; MOA: Mechanism of Action • Designed to address previously intractable Inherited Metabolic Diseases and prevent clinical progression of IMDs • Modular chemistry designed to restore fundamental cellular metabolism • 4 programs in research, plans to enter the clinic in 18 months • Apraglutide, a differentiated drug candidate for Short Bowel Syndrome • >$2B market potential, severely underserved • Gattex®*, only approved product with several shortcomings and limited penetration • Apraglutide offers a next generation profile and the potential to establish a new SOC • MOA and approval path are validated • Multiple life-cycle opportunities • Successful rare disease track record in R&D, Commercial and Business Development • Expertise across multiple disease areas and modalities • Strong focus on execution and discipline in asset selection Transformative CoMET platform Successful Team Compelling Ph3 Asset 3

Corporate Presentation World Class Management Team with Track Record of Success Claudia D’Augusta, Ph.D. Chief Financial Officer Alain Bernard, Ph.D. Chief Technology Officer Kevin Harris, MBA Chief Commercial Officer Christian Meyer, M.D., Ph.D. Chief Operating Officer Sarah Holland, Ph.D., MBA Chief Business Officer Luca Santarelli, M.D. Founder Chief Executive Officer Significant drug development and commercialization expertise in rare diseases Omar Khwaja, M.D., Ph.D Chief Medical Officer 4

VectivBio: Key Company Facts and 2021 accomplishments (to date)



Founded in 2019, *based in Switzerland and on the US*

Raised $154M* in Nasdaq IPO (VECT) *on April 9, 2021*

Accomplishments in 2021

Apraglutide:

- *Ph3 programs started in SBS –*
  - *STARS trial initiated in January*
  - *STARS Extend trial initiated in July*
  - *STARS Nutrition trial initiated in June*
- *ODD status obtained in GVHD - Ph2 trial in preparation*

Pipeline expansion:

- *CoMET platform acquired – 4 programs added to the pipeline*

Cash and Cash Equivalents as of June 30, 2021: $144.6M**

* Includes $146.6M in gross proceeds from Initial Public Offering and $7.5M pursuant to a simple agreement for future equity (SAFE) with an existing shareholder; net proceeds after underwriting discount, commissions and fees of $140.5M
** Unaudited; Cash balance on December 31st, 2020: $40.2M

5 Corporate Presentation VectivBio

Our Pipeline

Apraglutide

Stage of Development: Discovery | Preclinical | Phase 1 | Phase 2 | Phase 3

Indication(s)	Stage of Development	Upcoming Milestone(s)
Adult SBS-IF	STARS nutrition	• First readout: H1 2022
	STARS	• Top-line results: H2 2023
	STARS extend	• OLE
Pediatric SBS-IF[1]	STARS kids	• Intend to initiate Ph 3 in 2023
Acute Graft Versus Host Disease[1]		• Intend to initiate Ph 2 in Q1 2022

CoMET

Indication(s)	Stage of Development	Upcoming Milestone(s)
Malonic and Propionic Acidemia	VB-1197	• Intend to initiate Ph 1 by Q1 2023
Other Organic Acidemias	VB-1197	
Urea Cycle Disorders	VB-1200	
Fatty Acid Oxidation Disorders	VB-1300	
Amino Acidopathies	VB-1400	

1. Our planned pediatric SBS-IF and acute graft versus host disease clinical trials rely on clinical trial data from our completed healthy volunteer Phase 1 and adult SBS-IF patient Phase 2 clinical trials. To date, we have not completed any dedicated clinical trials in pediatric SBS-IF and acute graft versus host disease.

6 Corporate Presentation VectivBio

Short Bowel Syndrome with Intestinal Failure (SBS-IF)

Short Bowel Syndrome (SBS)

A severe rare condition with a burdensome standard of care

- **SBS** results from extensive intestinal resection due to IBD, trauma, mesenteric infarction, bariatric surgery, etc.[1]
- **SBS Intestinal Failure (SBS-IF)** requires life-long, burdensome parenteral support (PS)[1]


Pre-Surgery
Post-Surgery

Standard of Care

Nutritional Support and Concomitant Medications



+

Parenteral Support (PS)


Cumbersome medical equipment; specialized storage conditions
Nighttime burden
Central lines required for feeding cause discomfort and infection risk; drip stands take up space. PN bags require refrigeration.
Depending on feeding schedule, patients must toilet multiple times a night, causing fatigue and reduced QoL.

Approved in 2012

Gattex® / Revestive®
(only GLP-2 analog approved for SBS-IF)[2,3]



Increases intestinal absorption and reduces the volume of parenteral support

1. Pironi L et al. Clin Nutr. 2016; 2. Gattex® (teduglutide) for injection. Prescribing Information; 3. Revestive® Summary of Product Characteristics.
IBD: Irritable Bowel Disease

8

Corporate Presentation

VectivBio

SBS-IF is Associated with Significant Burden

1 Increased Mortality[1,3]

High mortality rate for SBS patients on home parenteral nutrition

- 30% after 5 years[3]

2 Significant Morbidity[1,2]

Central venous access complications[1,2]

Organ damage[1,2]

GI complications[1,2]

3 Reduced Quality of Life[1,4,5]

Significant reductions in patient QoL:[4]

Negative QoL impact on caregivers[5]

4 Burden to the Healthcare System[6]

Average annual costs of chronic PN (including home care, PN, and hospitalizations)[6]

- $185-594k

Significant indirect costs

1. Parrish CR et al. Gastroenterol Hepatol (N Y). 2017; 2. Billiauws L et al. J Visc Surg. 2018; 3. Schalamon J et al. Best Pract Res Clin Gastroenterol. 2003; 4. Howard L. Gastroenterology. 2006; 5. Ballinger R et al. ISPOR 2019; 6. Piamjariyakul U et al. Nurs Econ. 2010.
PN: Parenteral Nutrition; QoL: Quality of Life

9

Corporate Presentation

VectivBio

SBS-IF Represents a Significant Opportunity

We believe there is a peak market potential >$2 billion

U.S. and EU Market Opportunity



Est. SBS-IF Patients
7,500
7,500
Est. Peak SBS-IF Patients Treated with GLP-2
5,000
2,500
U.S. Market Opportunity
EU Market Opportunity

Rest of World Opportunity

- ~ 1,000 SBS-IF patients in Japan
- China
- Other Markets

We Believe There is a >$2 Billion Peak Market Potential Opportunity*

* We estimate that the addressable global market opportunity for apraglutide, if approved, in SBS-IF, could exceed $2 billion per year through significant growth in the number of eligible patients receiving a GLP-2 analog, potentially improved compliance and persistency, and geographic expansion beyond where teduglutide is approved today.

Source: Custom market research commissioned by VectivBio, Nov 2019; internal estimates.

10

Corporate Presentation

VectivBio

Corporate Presentation Significant Unmet Medical Needs Remain with Gattex Limited/niched use, sub-optimal persistency 1. Gattex® (teduglutide) for injection. Prescribing Information; 2. Gattex® (teduglutide) Instructions for Use; 3. Jeppesen PB, et al. Gastroenterology. 2012; 4. Jeppesen PB et al. Clin. Nutr. 2013; 5. Jeppesen PB, et al. Gastroenterology. 2018; 6. CRA Market Research, Nov 2019 (U.S. and EU5); 7. Symphony Health, PatientSource®, Dec 2015–Jan 2019 (analysis period of claims); patient cohort: U.S. patients starting Gattex who have had an SBS diagnosis and at least 180 days of parenteral nutrition prior to receiving Gattex and who could be followed for at least 24 months; patients are considered discontinued if they have a gap in therapy >90 days; patients are considered persistent until first event of discontinuation. Limitations of Gattex • 2hr half life, daily subcutaneous injections1 • Lengthy and complex administration procedure2 • Only partially addresses the needs of SBS-IF patients: • Adverse events: injection site reactions and abdominal pain1,3 • No demonstrated impact on patients’ quality of life4 • Colon-in-continuity patients treated with Gattex did not exhibit a significant reduction in PS volume as compared to placebo- treated patients in Phase 3 trial5 • Gattex is predominantly used in stoma/high PS SBS-IF patients6 Gattex 24-Month Persistency, U.S. (n=194)7 74% 62% 48% 34% 0% 20% 40% 60% 80% 100% 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Months 11

Apraglutide Has the Potential to Establish a New Standard of Care

Differentiated Apraglutide Target Profile*

- **Demonstrated robust pharmacology**
  - Improved intestinotrophic effects in preclinical models[1,2]
  - Enhanced energy absorption in SBS patients in Phase 2[3]
- **Differentiated clinical and regulatory strategy in Phase 3**
  - Takes into account remnant bowel anatomy when weaning PS and assessing benefits from GLP-2 treatment
  - Focuses on clinically meaningful effects, including enteral autonomy and quality of life measurements
- **Convenient administration**
  - Weekly dosing[3,4]
  - Developing pre-filled syringe



Enhanced Value Proposition

*Management expectations, based on clinical trials to date.

1. Martchenko SE et al. J Pharmacol Exp Ther. 2020; 2. Hargrove DM et al. J Pharmacol Exp Ther. 2020; 3. Eliasson J et al. Clinical Nutrition ESPEN 40 (2020), 459; 4. Eliasson J et al. Clinical Nutrition ESPEN 40 (2020), 436.

12 Corporate Presentation VectivBio

Apraglutide Designed to Have Superior PK/PD vs. Other GLP-2s

Comparative peptide sequence of apraglutide to teduglutide and glepaglutide

Chemical Name and Structure

Molecular class: Peptide, chemically synthesized

Chemical name: [Gly2, Nle10, D-Phe11, Leu16]hGLP-2 (1-33)-NH2

Structural formula: H-His-**Gly**-Asp-Gly-Ser-Phe-Ser-Asp-Glu-**Nle**-**D-Phe**-Thr-Ile-Leu-Asp-**Leu**-Leu-Ala-Ala-Arg-Asp-Phe-Ile-Asn-Trp-Leu-Ile-Gln-Thr-Lys-Ile-Thr-Asp-**NH2** (Sodium salt)

The sequence of apraglutide contains one D stereoisomer-amino acid (D-phenylalanine) and two achiral amino acids (glycine). All other amino acids are of L-configuration. Apraglutide is synthesized as a single enantiomer with all stereo-centers of defined chirality

AA Pos.	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34+
Native GLP-2	H	A	D	G	S	F	S	D	E	M	N	T	I	L	D	N	L	A	A	R	D	F	I	N	W	L	I	Q	T	K	I	T	D	OH
Teduglutide	H	G	D	G	S	F	S	D	E	M	N	T	I	L	D	N	L	A	A	R	D	F	I	N	W	L	I	Q	T	K	I	T	D	OH
Glepaglutide	H	G	E	G	T	F	S	S	E	L	A	T	I	L	D	A	L	A	A	R	D	F	I	A	W	L	I	A	T	K	I	T	D	K K K K K K NH_2
Apraglutide	H	G	D	G	S	F	S	D	E	Nle	D-Phe	T	I	L	D	L	L	A	A	R	D	F	I	N	W	L	I	Q	T	K	I	T	D	NH_2

Gly2 **eliminates enzymatic cleavage** by DPP-IV enzyme. (K Wisńiewski et al.)

Replacement of Met10 by Nle10 provides **enhanced chemical stability**. (K Wisńiewski et al.)

Replacement of two asparagines, Asn11 by D-Phe11 and Asn16 by Leu16, causes a significant change in **plasma protein binding** and corresponding remarkable decrease in total clearance. (K Wisńiewski et al.)

The lower charge due to the amide group is thought to result in a more limited solubility, thereby **slowing down the absorption from** the SC injection site into the circulation and increasing the terminal half-life.

Source: Adapted from K Wisńiewski et al., J. Med. Chem. 2016, 59, 3129−3139

13

Corporate Presentation

VectivBio

Apraglutide Possesses Differentiated Pharmacology (1/2)

Pharmacokinetic comparisons vs. teduglutide and glepaglutide[1]

Rat


10,000
1,000
100
10
1
Plasma Concentration (ng/ml)
0
30
60
90
120
Time (min)
Apraglutide
Glepaglutide
Teduglutide
hGLP-2

Human

	Apraglutide
Half Life ($T_{1/2}$)	70–72 hours[2]
Manufacturing	Synthetic

PK supports weekly dosing

1. Hargrove DM et al. J Pharmacol Exp Ther. 2020; 2. Bolognani F et al. ESPEN 2020.

14

Corporate Presentation

VectivBio

Corporate Presentation Apraglutide Possesses Differentiated Pharmacology (2/2) Greater efficacy on intestinal growth in head-to-head preclinical studies in rats * = p< 0.05 vs corresponding vehicle control. ^ = p< 0.05 vs. corresponding apraglutide treatment group. Source: Hargrove et al. J Pharmacol Exp Ther. 2020. Daily Injection (24 hrs. Dosing Interval) Intestine weight 96 hours post 1st injection Single Injection Intestine weight 72 hours post injection 60 50 40 30 20 10 0 30 nmol/kg 300 nmol/kg Sm al l I nt es tin e W et W ei gh t (% in cr ea se o ve rv eh ic le ) * * ^ * ^ * ^ * ^ * -10 0 10 20 30 30 nmol/kg 300 nmol/kg Sm al l I nt es tin e W et W ei gh t (% in cr ea se o ve rv eh ic le ) * ^ ^ ^ * ^ * Apraglutide Teduglutide Glepaglutide 15

Corporate Presentation Saline Apraglutide GLP-2 Activation by Apraglutide Significantly Increased Intestinal Mucosal Mass and Length Source: Slim et. al., J Parenter Enteral Nutr., 2018; Data on file. VectivBio. Basel, Switzerland. ln te st in e le ng th (c m ) 20 15 10 5 0 -5 -10 -15 Representative samples of jejunum from JC piglets (magnification = 20X) ApraglutideVehicle M uc os al M as s( m g/ cm ) 210 190 170 150 130 110 90 Change in Intestinal Length Change in Mucosal Mass Histological observations of the jejunum in apraglutide-treated jejunostomy piglets demonstrated elongated villi compared to control 16

Corporate Presentation Phase 2 Program Two studies established proof of concept and confirmed weekly dosing 1. Eliasson J et al. Clinical Nutrition ESPEN 40 (2020), 459; 2. Eliasson J et al. Clinical Nutrition ESPEN 40 (2020), 436. GLY-311: SBS Safety Study2 N=8 GLY-321: SBS Metabolic Balance1 N=8 Assessment of 5 mg/week apraglutide on safety, urine production, fecal wet weight and energy absorption Assessment of placebo, 5 and 10 mg/week apraglutide on safety and urine production Phase 2 Studies 17

Corporate Presentation Study GLY-321: Once-Weekly Proof of Concept Achieved in SBS Clinically relevant pharmacodynamic effects observed in ALL subjects at 5 mg/week Source: Data on file. VectivBio. Basil, Switzerland. SEM: Standard Error of Mean Urinary Output Wet Weight Absorption Energy Absorption 0 200 400 600 800 1,000 Baseline End of Treatment C ha ng e fr om B as el in e, g /d ay Mean +/- SEM 0 200 400 600 800 1,000 Baseline End of Treatment C ha ng e fr om B as el in e, g /d ay Mean +/- SEM 0 250 500 750 1,000 1,250 1,500 Baseline End of Treatment C ha ng e fr om B as el in e, k J/ da y Mean +/- SEM 18

Apraglutide Studied in a Metabolic Balance Trial

Apraglutide demonstrated statistically significant increases in energy absorption with weekly dosing

	Apraglutide[1] 5 mg ONCE-WEEKLY
Urinary Output (% CFB)	39.1%*
Wet Weight Absorption (CFB)	740.7 g/day**
Energy Absorption (CFB)	**1,094.8 kj/day*** **

- **Only GLP-2 to demonstrate robust absorption enhancements after weekly dosing**
- **Only GLP-2 to demonstrate statistically significant enhancement in energy absorption in Phase 2[2,3]**
- **Enhanced energy absorption could result in better outcomes in patients**

*p=0.0374, **p=0.0150, ***p=0.0236

1. Eliasson J et al. Clinical Nutrition ESPEN 40 (2020), 459; 2. Jeppesen PB et al. Gut. 2005; 3. Naimi RM et al. Lancet Gastroenterol Hepatol. 2019.

CFB: Change from Baseline

19 Corporate Presentation VectivBio

Corporate Presentation Phase 2 Safety: Apraglutide Generally Well-Tolerated All drug-related adverse events were expected based on the GLP-2 mechanism of action AE: Adverse Event; SAE: Serious Adverse Event Data on File, VectivBio, Basel (Switzerland) Study 321 4-wk Treatment Study (N=8) Study 311 3x 4-wk Treatment Study (N=8) Total AEs 80 157 Intensity: Mild 65 132 Not/unlikely related SAEs 3 8 Related SAEs 1 (abdominal pain) 0 20

SBS is Heterogeneous Based on Remnant Bowel Anatomy

Stoma and CIC patients have different responses to Gattex[1]



Duodenum
Jejunum
Stoma
(on abdominal surface)
Stoma Bag



Duodenum
Jejunocolonic Anastomosis
Colon
Jejunum

Adapted from: Jeppesen P et. al., Gastroenterology, 2018

	Stoma	Colon-in-Continuity (CIC)
Prevalence[2]	~45% of Patients	~55% of Patients
Absorption deficits	Fluids and nutrients	Mainly nutrients
PS requirements	Fluids + nutrients = high PS volume	Mainly nutrients = lower PS volume
Response to Gattex*[1]	Robust effect on PS volume reduction	Minimal effect on PS volume reduction

*As compared to placebo at six months in the phase 3 study

1. Jeppesen PB et al. Gastroenterology. 2018; 2. Company Phase 3 feasibility and CRA Market Research, Nov 2019 (U.S. and EU5).

21
Corporate Presentation
VectivBio

Key Learnings from Past SBS Experience Inform Phase 3 Strategy

Opportunity to improve outcomes by considering an individual's remnant bowel anatomy

How to evaluate efficacy

- Diuresis is a good marker of response in stoma patients
- Diuresis proved insensitive[1] in CIC patients; nutrient absorption must be considered[2]

Measure GLP-2 effects based on remnant bowel anatomy



Stoma
Duodenum
Jejunum
Stoma
(on abdominal surface)
Stoma Bag
Diuresis



CIC
Duodenum
Jejunocolonic
Anastomosis
Colon
Jejunum
+
Diuresis
Nutrients

Adapted from: Jeppesen P *et. al.*, *Gastroenterology*, 2018

How to establish clinical relevance

- PS volume reduction has greatest therapeutic relevance in stoma patients
- Days off and enteral autonomy are the therapeutic goals in CIC

1. Jeppesen PB et al. Gastroenterology. 2018; 2. Joly F et al. Clin Nutr. 2020.

22

Corporate Presentation

VectivBio

Corporate Presentation23 STARS Study Design Pivotal Phase 3 study in SBS-IF patients Enrollment of 144 SBS-IF patients Week 24 • Primary endpoint: PS volume reduction • Secondary endpoints collected by anatomy Week 48 Secondary endpoints collected by anatomy Apraglutide (96 patients) Placebo (48 patients) 2:1 randomization Anatomy-specific randomization Two dose arms: weekly placebo and apraglutide (2.5 or 5 mg depending on body weight) Primary endpoint (week 24): PS volume reduction in overall population Secondary endpoints (week 24 and 48): Common and anatomy-specific Anatomy-specific PS reduction algorithm to best adapt PS requirements 1 2 3 4 5 6 First patient dosed January 2021; Topline results anticipated in 2H2023 Regulatory alignment obtained from FDA, EMA and PMDA on critical design elements

Lessons From the Market Inform Commercialization Strategy

Market Insight

Patients, healthcare providers, and payers want products with a stronger value proposition

Most SBS patients are managed by GI generalists and not by SBS experts

SBS is treated by a multidisciplinary care team requiring a tailored customer infrastructure

Our Strategy

Apraglutide properties and Phase 3 design aims to:
- Deliver greater efficacy
- Address disease heterogeneity
- Establish clinical meaningfulness
- Improve convenience

Strong and informative label for apraglutide to allow for promotional differentiation and clear product benefit messaging

VectivBio **infrastructure mapped to patient journey** and key touchpoints—prescribing, market access, and patient support

Source: Custom market research commissioned by VectivBio, Nov 2019; Custom market research commissioned by VectivBio, Nov 2019; Interviews with external experts.

24

Corporate Presentation

VectivBio

Corporate Presentation Key Predictive Treatment Variable Gattex Treatment Rate by Predictive Variable1 SBS Anatomy PS Frequency Per Week Drivers of Gattex Real World Utilization (U.S. and EU5) Gattex use is niched to stoma and to patients with high PS frequency Source: Custom market research commissioned by VectivBio, Nov 2019. 1. Does not account for market research overstatement. 28% 39% 53% 3 Days 4 Days 5–7 Days 46% 22% Stoma CIC Gattex is used by a factor of 2:1 in stoma patients in the U.S. 25

We Believe Apraglutide Can Significantly Expand the Market to >$2B

There are multiple drivers that can establish apraglutide's best-in-class value proposition



GLP-2 Revenue
FY 2020 Market of ~$609M
Drivers of Market Growth
Improved persistency (50% pts off Gattex @ 12 mos)
Increased use in untreated patients (< ½ stoma and ¼ CIC pts on therapy)
Expanded use outside the U.S. (only ~15% of sales ex-US)
Potential Peak Market of >$2.0B
Improved convenience with weekly dosing
Greater reduction in PS & enteral autonomy
Consideration of remnant bowel anatomy
Enhanced QoL
Global strategy
Drivers of Apraglutide Use
2019 GLP-2 Revenue
Peak GLP-2 Revenue

26

Corporate Presentation

VectivBio

Acute Graft Versus Host Disease (GVHD)

Acute GVHD is a Life-Threatening Condition Resulting From Allogeneic Hematopoietic Stem Cell Transplant (HSCT)

Gastrointestinal GVHD is one of the leading causes of morbidity and mortality

Acute GVHD Overview

- Occurs when **immune cells from the donor attack healthy recipient tissues** after an allogeneic HSCT[1]
- **27,000 allogenic HSCTs in U.S. and Europe**[2,3]
- **30-50%** of patients can **develop acute GVHD**[4]
- **Corticosteroids are 1st line SOC,** however **~50%** of patients **become refractory**[5]

- **Impacted organs** are the skin, **GI tract**, and liver[6]
- **GI damage** is a **leading cause of mortality**[6]


Erosion/ulceration in patients with acute GI-GVHD[7]

© 2018 Ohwada et al.

1. Goker H et al. Exp Hematol. 2001; 2. D'Souza A et al. Blood Marrow Transplant. 2020; 3. Baldomero H et al. EBMT activity survey 2018; 4. Zeiser R et al. N Engl J Med 2017; 5. Jagasia et al. Blood 2020; 6. Naymagon S et al. Nat Rev Gastroenterol Hepatol. 2017; 7. Ohwada S et al. PLoS One 2018.
GVHD: Graft Versus Host Disease

28

Corporate Presentation

VectivBio

Corporate Presentation 0 20 40 60 80 100 5 6 7 8 9 10 11 12 13 14 Su rv iv al (% ) Days Post-Transplant TBI Only TBI/BMT + Vehicle TBI/BMT + apraglutide Apraglutide, a Novel Regenerative Medicine Approach Compelling preclinical data support the therapeutic potential in aGVHD Source: Data on file. VectivBio. Basel, Switzerland. TBI: Total Body Irradiation; BMT: Bone Marrow Transplant; Gy: Gray (unit) Apraglutide Reduced Mortality Apraglutide Prevented GI Damage TBI (8.5 Gy)/BMT + vehicle TBI (8.5 Gy)/BMT + apraglutide TBI-BMT Model (7.0 Gy) 5/5 4/10 0/10 Preclinical Findings of Apraglutide Apraglutide received FDA Orphan Drug Designation for aGVHD in June 2021 29

Corporate Presentation Initial Clinical Proof-of-Concept Achieved With GLP-2 1. Norona et al. European Society for Blood and Marrow Transplantation Conference, March 2021, Abstract OS9-1 and oral presentation. Acute GVHD Phase 2 Proof of Concept Study With Apraglutide to Begin Q1 2022 Clinical Findings of GLP-2 in aGVHD1 • Methods: • N=6 • Steroid refractory aGVHD • Failed multiple therapies—five of six patients on ruxolitinib + steroids • Once daily dosing of teduglutide for 10 days • Findings: • Clinical signs of intestinal GVHD improved in all six patients with a decline in the frequency of diarrhea • Serum albumin levels increased in all patients, a parameter indicating a positive impact on patients’ nutritional status Change in Stools Per Day Change in Albumin Normal range: 3.5 – 5.5 g/dl 30

The CoMET platform

Inherited Metabolic Diseases Are Severe, Life-threatening Genetic Disorders

Enzymatic defects result in common pathophysiology and clinical presentation

Inherited Metabolic Diseases (IMDs)

- Genetic loss of key enzymes required for cellular metabolism
- Failure of energy production and accumulation of toxic metabolites
- 1 in 800 births
- Diagnosed in infancy





Clinical Presentation

- Recurrent metabolic crises
- Coma and high risk of death
- Progressive organ damage
  - Brain
  - Heart
  - Kidney
  - Liver
- Impaired growth and severe neurodevelopmental delay

- **No approved treatments**
- **Intensive care, supportive and dietary management, liver or kidney transplant in selected cases**

Yang, L., Guo, B., Li, X. et al. Brain MRI features of methylmalonic acidemia in children: the relationship between neuropsychological scores and MRI findings. Sci Rep 10, 13099 (2020).

32

Corporate Presentation

VectivBio

Corporate Presentation33 IMDs Fall into Groups that Share Common Affected Pathways Enzyme deficits impair substrate metabolism and coenzyme A (CoA) functionality, with widespread downstream impact OTC: ornithine transcarbamylase MCAD: medium chain Acyl-CoA dehydrogenase PK: pyruvate kinase

CoMET Platform Aims to Transform the Treatment of IMDs

Modular approach to address a broad range of severe metabolic disorders

Patients in US & EU	Molecule	Discovery	Preclinical	Phase 1
26,000[a]	VB-1197	Methyl Malonic and Propionic Acidemia		FIH Q1 2023
		Other Organic Acidemias		
26,000[b]	VB-1200	Urea Cycle Disorders		
16,000[c]	VB-1300	Fatty Acid Oxidation Disorders		
8,000[d]	VB-1400	Amino Acidopathies		

Strong development synergies support a potentially transformative, fast-to-patient portfolio

- Modular platform to deliver series of molecules that each address multiple IMDs
- Common pathophysiology and clinical endpoints allow for umbrella and basket trials
- Diagnosis through newborn screening and supported by existing clinical guidelines
- Biochemical endpoints allow rapid biomarker-enabled drug development with small, seamless trials
- Patients treated at specialist metabolic medicine units with center-of-excellence model for delivery and care

a. Clin Exp Med. 2017 Aug;17(3):305-323. doi: 10.1007/s10238-016-0435-0 b. Brusilow SW, Horwich AL. Urea cycle enzymes. In: Scriver CR, Beaudet AL, Sly WS, Valle D (eds.). The Metabolic and Molecular Bases of Inherited Disease, 8th ed., New York: McGrawHill, 2001:1909–1963
c. Marsden D, Bedrosian CL, Vockley J. Impact of newborn screening on the reported incidence and clinical outcomes associated with medium- and long-chain fatty acid oxidation disorders. Genet Med. 2021 May;23(5):816-829 d. Biochem Genet. 2018 Apr;56(1-2):7-21. doi: 10.1007/s10528-017-9825-6. Epub 2017 Nov 1.
Disease prevalence was estimated by multiplying annual incidence numbers by an average life expectancy of 20 years and adjusting for neonatal and infant mortality

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Corporate Presentation
VectivBio

CoMET Platform Designed to Address Clusters of IMDs by Providing CoA Precursor and Disease-relevant Cargos

Proprietary chemistry based on a stabilized pantetheine backbone



OH
HO
H
N
H
N
SH
O
O

Pantetheine

- Can enter cells and replenish CoA
- Unstable
- Rapidly cleaved by Vanin-1 to generate toxic cysteamine



P1
OH
H
N
H
N
O
O
P2

Stabilized CoA precursor backbone

- Enhanced stability with systemic exposure
- Labelled molecule integrates into CoA biosynthesis
- **Can carry conjugated cargos into cells**

P1, P2: Proprietary protective/stabilization modifications
Can carry up to 3 conjugated cargos per pantetheine backbone

Broad Intellectual Property portfolio with projected Composition of Matter protection to at least 2040

Cargo	Molecule	Targeted IMDs
Succinate	VB-1197	Organic acidemias
Undisclosed	VB-1200	Urea cycle disorders
Undisclosed	VB-1300	Fatty acid oxidation disorders
Undisclosed	VB-1400	Amino acidopathies

35

Corporate Presentation

VectivBio

Corporate Presentation36 CoMET Platform is Designed to Replenish Intracellular CoA and Missing Metabolites Stabilized pantetheine conjugated to pathway-specific cargo to restore metabolic flux

CoMET Platform Demonstrated Restoration of Intracellular Metabolism after Systemic Administration

Incorporation and correction of biochemical abnormalities in animal models

Compounds incorporated Into all relevant organs

D6 labelled stabilized pantetheine *in vivo*[1]

- Endogenous CoA
- Labelled CoA

Liver


CoA concentration (ng/mg)
800
600
400
200
0
Control
Vit B5 deprived
3 x 102.8 mg/kg IV
5 x 102.8 mg/kg IV
5 x 102.8 mg/kg PO

Heart


CoA concentration (ng/mg)
100
80
60
40
20
0
Control
Vit B5 deprived
3 x 102.8 mg/kg IV
5 x 102.8 mg/kg IV
5 x 102.8 mg/kg PO

Brain (Cerebellum)


CoA concentration (ng/mg)
60
40
20
0
Control
Vit B5 deprived
3 x 102.8 mg/kg IV
5 x 102.8 mg/kg IV
5 x 102.8 mg/kg PO

Compounds correct metabolic defects

Improvement in liver metabolism in mouse model of Methyl Malonic Acidemia (MMA) with stabilized panthetheine + cargo[2]

Liver Acetyl-CoA


Peak Area (AUC)
1200
1000
800
600
400
200
VB-1056
WT
Vehicle
1 mpk
10 mpk
50 mpk
MMA Model

Increases Levels of Functional CoA

Liver MMA


Peak Area (AUC)
2×10⁷
1.5×10⁷
1×10⁷
5×10⁶
VB-1056
WT
Vehicle
1 mpk
10 mpk
50 mpk
MMA Model

Decreases Levels of Toxic Metabolites

Source: Data on file. VectivBio. Basil, Switzerland.

1. Stabilized pantetheine was labelled with deuterium to and administered to Vitamin B5 deprived WT mice (n=4-5/treatment group) either IV or PO. Whole organs were harvested and labelled vs. endogenous CoA was measured via mass spectrometry
2. MMUT knock-in mice (Forny P et al; J Biol Chem. 2016 Sep 23; 291(39): 20563–20573) were used as a model of MMA. Mice (n=2-4/treatment group) were administered VB-1056 (1, 10, 50 mpk) for 113 days (QD) via intraperitoneal injection. Whole organs were harvested and metabolites were measured via mass spectrometry

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Corporate Presentation
VectivBio

Addressing Unmet Needs of Patients Suffering from IMDs

CoMET platform has potential to deliver effective systemic therapies for many patients

- Current management aims to manage and prevent metabolic crises through general supportive measures and strict dietary control
- An ideal therapy would address intracellular metabolic defects in all tissues and for all patients

Desired Goal	Organ Transplant	Gene Therapy	Vision for CoMET Platform
Broad patient eligibility	Highly selected patients	Specific to one genetic defect No pre-existing immunity to vector	Efficacy across diseases with similar metabolic deficits
Systemic benefit	Transplanted organ only	Targeted tissues only	Systemic efficacy
Safety	Immunosuppression, infection risk	Integration, immunogenicity	Large therapeutic index
Sustained efficacy	Lasting effect for life of organ	Duration of effect unknown Immunogenicity prevents re-use	Efficacy maintained by chronic oral or subcutaneous therapy

38

Corporate Presentation

VectivBio

Corporate Presentation39 Building a Fully Integrated Global Rare Disease Company Multiple near-term catalysts Transformative CoMET platform Designed to address pre- viously intractable IMDs 4 programs in research, plans to enter the clinic in 18 months Experienced Team Apraglutide, a Compelling Phase 3 Asset SBS-IF, an underserved >$2B market opportunity Significant life- cycle potential starting with GVHD Strong track record of success 2021 2022 2023 Key Catalysts Adult SBS-IF: -Phase 3 Start: Jan -Phase 2 Start: Q2 Adult SBS-IF -Phase 3 Top-Line Results: H2 Pediatric SBS-IF -Trial Initiation: 2023 CoMET -Entry into human trials Adult SBS-IF CIC -Phase 2 Initial Results: H1 Acute GVHD -Phase 2 Start: Q1 -Interim POC read out: H2 ✓ ✓